Rockwell Unveils Recapitalization Plan and Bridge Loan to Spearhead Growth Strategy

June 10, 2011 Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces a strategic refinancing plan and that it has entered into an agreement with Daboll Consultants Ltd., an affiliate of the Steinmetz Diamond Group (“Steinmetz”), to borrow $2 million under a convertible bridge loan (“Loan”).

The loan bears interest at a rate of 5% p.a. and is unsecured. If the Loan is not repaid after 12 months it will become convertible into common shares of the Company at $0.0375 per share. Although Daboll is currently an insider of Rockwell, the Loan is exempt from the minority shareholder approval and valuation requirements under Canadian securities policy 61-101 because it represents under 25% of Rockwell’s current capitalization. However, unless shareholder approval of the Loan is obtained, conversion of the Loan is limited under TSX rules to a maximum of 52.48 million shares or 10% of Rockwell’s currently issued share capital of 524.5 million shares.

Rockwell has a long standing partnership with Steinmetz, formalized in October 2007 through a marketing agreement focused on adding value to selected large and special high value stones. The arrangement pays Rockwell 90% of the prevailing rough diamond price, with the other 10% being on risk. It also provides for the Company to participate in 50% of the downstream added value from polishing and marketing.

Rockwell also updated the market today on its latest diamond tender sales which amounts to a total of 4,779 carats being sold in the first quarter of fiscal 2012 for $7.8 million. Over the same period, the Company realized additional revenues of $1.0 million from its profit share arrangement with Steinmetz, based on 974 carats beneficiated.

With regard to the value unlocked by this partnership, James Campbell, the newly appointed CEO of Rockwell highlighted the significance of its downstream value added initiatives through the partnership with Steinmetz. “While this is integral to the Company’s diamond value management strategy, it is also a demonstrable step forward in Rockwell’s contribution to the South African government’s agenda, encouraging mining companies to support local beneficiation.”

“We hold Rockwell in high regard, both as a strategic partner and supplier of high value stones to Steinmetz. We also view this Loan as a strategic investment,” says Ori Temkin, Managing Director, Steinmetz. “By providing this convertible loan, we are showing both our confidence in Rockwell and the importance of this long term partnership to our organization.”

“We are particularly excited to have concluded this bridging Loan which enables us to continue with two of our key projects as well as continued optimization of our production profile”, said Campbell.

Planned Private Placement

The Loan is an integral step in the planned recapitalization that will see the Company seek to raise up to $35 million in new financings over the coming months in a combination of potential private, shareholder and public placements, the terms of which have not been determined or agreed at this time. The Company is working with financial intermediaries internationally with a view to developing its final objectives. Discussions are underway with a number of interested investors. It is possible that the recapitalization will require shareholders’ approval, including approval to terminate the 2008 shareholder rights plan. If so, this will be sought in conjunction with the annual meeting tentatively scheduled for early August.

“A recent strategic review enabled our leadership team to identify the deliverables in order to achieve our target to increase the Company’s production profile to 10,000 carats per month within six years. We continue to focus on optimizing our existing operations, while also prioritizing initiatives to unlock value from our pipeline of high potential projects,” explains Campbell. “Investing the proceeds from the placement in the ongoing development of the Tirisano mine and a new plant at Wouterspan is key to delivering on our strategic plan and the consequential unlocking of shareholder value.”

Share consolidation

As part of the Company’s recapitalization, the board has approved a 15:1 share consolidation (or reverse-split) which is likely to be effected before the shareholders meeting.

The Daboll loan has received conditional TSX acceptance and will be closed shortly.

Further announcements are expected to be made in the near future about the refinancing.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell is also at an advanced stage of completing the acquisition of the Tirisano property.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

About Steinmetz Diamond Group:

‘Creators of the world finest diamonds’, With seven decades of expertise and heritage in the diamond industry, the company has a diversified interest in the diamond business - providing rough and polished diamonds to our customers around the world, cutting and polishing rough diamonds in Botswana, South Africa, Namibia and New York.

Steinmetz is known for its leadership in rare and exceptional diamonds as well as creation of unique high-end jewelry.

Some of the famous diamonds crafted by Steinmetz are the 203.04 carats, De Beers Millennium Star and the magnificent Steinmetz Pink – 59.60 carats, flawless fancy vivid pink diamond.

The group marketing arm has been innovative and creative through special exhibitions at the Smithsonian in Washington as well as ‘Diamonds’ at the Natural History museum in London. Steinmetz is a proud sponsor of Formula 1 team Vodafone McLaren Mercedes and holds annually the Monaco GP Flawless Engineering Weekend.

The main administrative offices are based in Geneva, Switzerland with a global presence in Antwerp, Tel Aviv, London, New York, Chicago, Dubai, Mumbai, Hong Kong, Johannesburg, Gaborone and Windhoek.

For more information, visit www.steinmetzdiamonds.com

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production. In particular there can be no assurance that refinancing funds will be available to Rockwell on acceptable terms or any terms at all.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.